NEWS RELEASE 10-11	MARCH 25, 2010

NEAR-SURFACE OXIDE GOLD INTERCEPTS HIGHLIGHT OPEN-PIT POTENTIAL
AT SANDMAN, NEVADA

Fronteer (FRG - TSX/NYSE Amex) announces today that drilling by Newmont USA Limited ("Newmont"), a wholly owned subsidiary of Newmont Mining Corporation, has intersected additional near-surface oxide gold at Sandman, reinforcing the project’s open-pit mining potential.

Newmont has provided results from eight holes drilled at Sandman’s Silica Ridge deposit. All of the holes intersected oxide mineralization, generally within 15 metres of surface. Highlights include:

  10.36 grams per tonne gold (0.302 ounces per ton) over 4.18 metres, including 18.63 g/t gold (0.543 oz/ton) over 1.89 metres in NSM-135

  3.50 g/t gold (0.102 oz/ton) over 18.59 metres, including 11.73 g/t gold (0.342 oz/ton) over 3.69 metres, in NSM-132

  3.50 g/t gold (0.102 oz/ ton) and over 11.19 metres, including 15.07 g/t gold (0.440 oz/ton) over 2.16 metres, in NSM-151

  2.03 g/t gold (0.059 oz/ ton) over 7.89 metres, including 21.74 g/t gold (0.634 oz/ton) and 120 g/t silver (3.50 oz/ton) over 0.55 metres, in NSM-152

As reported previously, approximately 24% of all holes (26 out of 110) drilled by Newmont have returned intercepts of greater than 10 g/t gold over more than 1.0 metres (see March 5, 2010, press release). For a comprehensive table of new and previously reported drill results, please click: http://www.fronteergroup.com/sites/files/fronteer_admin/SandmanDrillResults1011.pdf

Sandman is within trucking distance to Newmont's Twin Creeks mine, potentially eliminating the need for a stand-alone milling facility and other significant capital expenditures if the project were to proceed to production. Given Sandman's proximity to established infrastructure, including milling facilities, Fronteer believes Sandman to be the nearest term production-stage project within the company's large Nevada gold platform.

Newmont continues to meet earn-in obligations and can elect to make a positive production decision by June 2011 to earn an initial 51% interest in Sandman. As part of the 2010 work program, Newmont plans to test up to eight new exploration targets, and continue with additional geotechnical and metallurgical work.

We believe Newmont’s closely spaced, large diameter core drilling will strengthen both the definition and grade of Sandman’s Southeast Pediment and Silica Ridge deposits. The current resource estimate does not reflect the results of the last two years of drilling (approximately 12,000 metres) by Newmont.

Northumberland, Sandman and Long Canyon comprise Fronteer’s future production platform based in Nevada. All three gold deposits have high-grade gold starting at- or near-surface, are potentially open-pit mineable and have encouraging production attributes. Fronteer aims to build regional production by advancing these projects sequentially over the near-term, and funding the company’s growth with low-risk of dilution. In the near-term, Fronteer anticipates ongoing deposit growth to add significant gold ounces to its ledger and pending results from a variety of development activities to clearly define the economic strength of the company’s projects.

Drill samples and analytical data for the Sandman project are being collected under the supervision of Newmont, Fronteer’s joint venture partner and project operator, using industry standard QA-QC protocols. Fronteer's James Ashton P.E., who is the QP responsible for compiling the data contained in this release, has not verified all the data; however, the grades and widths reported here agree well with the Company’s past results on the project and correspondence with the operator and review of portions of the data has given him no reason to doubt their authenticity. The true width of the mineralized zones is estimated by Fronteer to be approximately 90% of those stated. Primary composite intervals stated in this release were calculated using a cut-off of 0.3 g/t Au, 0.5 g/t Au and 2.0 g/t Au for the higher grade internal intervals. No gold values below the 0.30 g/t Au cut-off were included as internal dilution. The lower 0.3 g/t cut off is used to conform with the 43-101 compliant resources previously calculated on the Sandman Project. For further details on Sandman, please view the technical report prepared by Mine Development Associates (“MDA”), as of May 31, 2007, on SEDAR at http://www.sedar.com.

ABOUT FRONTEER
We intend to become a significant gold producer. Our solid financial position and strong operational team give us the ability to advance our key gold projects through to production. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects – all located in Nevada, one of the friendliest gold-mining jurisdictions in the world. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, Ph.D, P.Geo, President and CEO, Fronteer Development Group
Troy Fierro, COO, Fronteer Development Group
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer's Annual Information form and Fronteer's latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.